

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-Mail

Mr. Gary A. Scoggins
Remmington Enterprises, Inc.
7582 Las Vegas Blvd. S., Ste. 236
Las Vegas, Nevada 89123

> **Re: Remmington Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2011**
> **File No. 333-176736**

Dear Mr. Scoggins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Please address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

2.   Please explain to us in necessary detail each of the following items:

- who prepared the registration statement;

- how Mr. Scoggins met Mr. Watson; and

- why Mr. Scoggins selected the Remmington properties.

We may have additional comments based on your responses.

3.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that Mr. Scoggins did not found Remmington Enterprises at least in part due to his plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

4.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Scoggins;

- named legal counsel; and

- any others who participated in the preparation of the prospectus disclosure.

5.   If anyone identified in comment four has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

6.   In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

7.   Please forward to our engineer, as supplemental information and not as part of your filing, the geology report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 418(a) of Regulation C. If possible please provide this information on

a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

8.   We note your reference on your prospectus cover page, as well as elsewhere in your filing, to your "officers and Directors," even though currently you have one sole officer and director. Please revise your prospectus to refer consistently to your sole officer and director, Mr. Scoggins.

Risk Factors, page 8

9.   Please add a new risk factor to identify the risks that result from Mr. Scoggins controlling the company due to his positions and the number of shares he holds. Make clear that he will be able to continue to run the company as he sees fit regardless of the number of shares purchased in this offering.

Use of Proceeds, page 15

10.   We note footnote 2 to the table on page 15 indicating that if 100% of the shares in this offering are sold, you will engage in mineral exploration, which means performing Phase II of your mineral exploration plan on the Remmingotn mineral claims.   In the tables on page 16, you indicate that if 75%, 50% or 25% of the shares in the offering are sold, you will also engage in "mineral exploration." Please explain, by footnote or otherwise, the types of activities that will constitute "mineral exploration" at each offering level. In addition, please explain why you would pay $4,000 in legal and accounting fees if 100% of the offering were sold, but only $3,000 in legal and accounting fees if 75% or less of the offering were sold. In this regard, please reconcile with the numbers found on page 46 regarding the estimated cost of this offering, which include accounting and legal fees.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief